

18005646

~~Washington, D.C. 20549~~

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**



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SEC FILE NUMBER
8-68203

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCS Transactions,LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 South 6th Street, Suite 4750

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ted Hansen 612--230-3129

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

225 South 6th Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Theodore R. Hansen, Jr. _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CCS Transactions,LLC _____ , as

of December 31, _____ , 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

CFO _____
Title

_____ Notary Public _____ 02/21/18

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CCS Transactions, LLC

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Report

    Statement of Financial Condition 2
    Notes to Financial Statement .... 3 - 4

CCS Transactions, LLC

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors of CCS Transactions, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCS Transactions, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2015.
February 20, 2018

FINANCIAL STATEMENTS

Statement of Financial Condition

As of December 31, 2017

Assets

Current Assets

Cash	$	89,452
Prepaid expenses		887
Total Assets	$	90,339

Liabilities and Member's Capital

Liabilities

Accounts payable	$	1,794
Due to related party		2,169
Total Liabilities		3,963
Member's Capital		86,376
Total Liabilities and Member's Capital	$	90,339

Notes to Financial Statement are an integral part of this Statement.

FINANCIAL STATEMENTS

Notes to Financial Statement
As of December 31, 2017

NOTE 1 - INDUSTRY OPERATIONS

CCS Transactions, LLC (the Company) is a Minnesota limited liability company offering mergers, acquisitions, and private placement services as well as variable life insurance products. The Company provides financial advisory and investment banking services to institutional clients primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on December 9, 2010. The Company is also a member of the Securities Investor Protection Corporation (SIPC). CCS Transactions, LLC is designated as a limited broker-dealer as it does not maintain any customer accounts or hold any customer funds or securities.

The Company is wholly owned by Chartwell Financial Advisory, Inc. (the Member).

Note 2 - Summary of Significant Accounting Policies

Aspects of a Limited Liability Company - As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of Member interest. Allocation of profits, losses and distributions are in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash - The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Member reports all items of Company income, expense, gain and loss on its income tax return and is liable for the resulting income tax liability on these items. Accordingly, the financial statements do not reflect a provision for income taxes.

FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncement - During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows

Subsequent Events - The Company has evaluated subsequent events for recognition or disclosure through February 20, 2018, the date the financial statement was available to be issued.

NOTE 3 - UNIFORM NET CAPITAL RULE

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $85,489, which was $80,489 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of 0.046 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with its Member. It has been agreed by the parties that expenses will be allocated in accordance with the agreement whereby the Company will pay for labor expenses incurred by the Company and a share of the overhead expenses incurred by the Member. Overhead expenses are allocated based on the Company's share of labor expenses. As of December 31, 2017, the Company owed the Member $2,169 under this agreement.